Exhibit 99.1

                                                                                                                                EXECUTION COPY

SECOND AMENDMENT TO EXCLUSIVE LICENSE AGREEMENT

This Second Amendment, dated as of December 31, 2010 (this "Second Amendment"), to the Exclusive License Agreement dated as of August 12, 2005, as amended by the First Amendment to Exclusive License Agreement dated as of October 31, 2005 (as amended, the "Agreement"), is between Labopharm Europe Limited, an Irish corporation having its place of business at 5 The Seapoint Building, 45 Clontarf Road, Dublin 3, Ireland ("LEL"), and Purdue Pharma Products L.P., a Delaware limited partnership having its place of business at One Stamford Forum, 201 Tresser Boulevard, Stamford, CT 06901 USA ("Purdue").

W I T N E S S E T H :

WHEREAS, LEL and Purdue have entered into the Agreement;

WHEREAS, as at December 31, 2010, LEL will owe Purdue US$9,342,638.68 for expenses (the "Litigation Expenses") incurred in relation to certain patent enforcement matters and interest thereon, in accordance with the terms of that certain Cost Sharing Letter entered into (REDACTED) LEL and Purdue as of January 28, 2009 (the "Cost Sharing Letter");

WHEREAS, LEL desires to pay to Purdue the Litigation Expenses, as adjusted pursuant to this Second Amendment, in full and final settlement of any and all obligations incumbent upon it relating to the enforcement or defense of intellectual property, including, without limitation, patent enforcement matters arising under the Agreement, the Cost Sharing Letter*(REDACTED) Agreement (as such term is defined in the Cost Sharing Letter) and certain other agreements entered into by and between the Parties;

WHEREAS, LEL and Purdue wish to amend the Agreement by replacing the provisions thereof which deal with (REDACTED) interests under the Agreement, including LEL's right to receive royalties and other payments generated by the marketing and sale of the Licensed Product in the Territory, with the applicable provisions of this Second Amendment;

WHEREAS, LEL and Purdue desire to amend the Agreement to provide that LEL's indemnity obligations under the Agreement arising prior to January 1, 2011 will continue, but LEL will thereafter only have limited indemnity obligations thereunder with respect to product liability claims (REDACTED) Licensed Product and Authorized Generic aring on or after January 1, 2011, unless they are due to LEL's gross negligence, or intentioal or willful misconduct;

WHEREAS, LEL and Purdue desire to further amend the Agreement to provide that LEL will have no indemnity obligations under the Agreement with respect to Licensed Product manufactured by Purdue or its designee in the event Purdue exercises its option to manufacture the Licensed Product in accordance with the terms of this Second Amendment; and

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous
Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement.
Redacted provisions related to applicable rates and fees and other confidential terms.

WHEREAS, LEL and Purdue desire to amend other portions of the Agreement by this Second Amendment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, LEL and Purdue hereby agree as follows:

A.      Definitions; Further Amendment.  All capitalized terms used herein without definition will have the same respective meanings as provided in the Agreement.  Each Party, without further consideration, hereby agrees to execute and deliver such further amendments to the Agreement as may be reasonably necessary or consequential to effect complete consummation of the transactions contemplated by this Second Amendment, and to further amend the Agreement as may be necessary or appropriate in order to carry out the purposes and intent of, and to make the Agreement consistent with and give effect to, this Second Amendment.

B.	Amendment. The Agreement is hereby amended as follows:

1.           Section 1.  The following defined terms are hereby deleted from Section 1 of the Agreement: "Alliance Manager"; "Annual Marketing Plan"; "Approved Subcontractor"; "Joint Marketing Team"; "LEL Sales Team"; "Marketing Plan"; "PDE"; "Phase IV Studies"; and "Updated Sales Forecast".

2.           Section 1.  The following defined terms are hereby added to Section 1 of the Agreement:

"Accrued Royalties" will have the meaning set forth in Section 10.3.

"Accrued Royalties Payment" will have the meaning set forth in Section 10.3.

"Cost Sharing Letter" (REDACTED) set forth in Section 10.4.

"First Additional Royalty" will have the meaning set forth in Section 10.2.

"Initial Special Royalty Payment" will have the meaning set forth in Section 10.1.

"Litigation Expenses" will have the meaning set forth in Section 10.4.

"OMI Letter Agreeme (REDACTED) meaning set forth in the Cost Sharing Letter.

"Second Additional Royalty" will have the meaning set forth in Section 10.2.

3.           Section 2.1(a).  Section 2.1(a) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.1(a) of the Agreement:

"(a)                 LEL Intellectual Property License.  Subject to the terms and conditions of this Agreement, LEL hereby grants to PURDUE, and PURDUE hereby accepts, an exclusive license in the LEL Intellectual Property, to make, have made, package, import, export (solely for manufacturing and/or packaging purposes), use, Distribute, and have Distributed the Licensed Product in the Territory."

4.           Section 2.1(b).  Section 2.1(b) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.1(b) of the Agreement:

"(b)                 PURDUE Intellectual Property License.  Subject to the terms and conditions of this Agreement, PURDUE hereby grants to LEL a non-exclusive license in the PURDUE Intellectual Property to make, have made, package, import and export the Licensed Product and the Authorized Generic for the Territory in accordance with the terms of this Agreement."

5.           Section 2.2.  Section 2.2 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.2 of the Agreement:

"2.2                 Subcontractors.  Either Party will be permitted to subcontract certain of its internal business functions associated with the commercialization of the Licensed Product, such as utilizing a contract sales force, ad agency, contract manufacturing services, contract Distribution services and contract safety services: provided, however, that (i) such Party will retain strategic control over the manufacture, packaging and Distribution of Licensed Product, (ii) such Party will remain fully liable and responsible to the other for all actions and/or omissions of its Subcontractors under this Agreement as though such actions and/or omissions were made by such Party itself; and, (iii) such Party will be solely responsible for the fees of, and any other payments to, each Subcontractor.  Notwithstanding the foregoing, LEL will seek PURDUE’s prior written consent to any proposed non-Affiliate manufacturing (o" (REDACTED) than Confab Laboratories Inc.), packaging " (REDACTED), or analytical testing laboratory Subcontractor, such consent not to be unreasonably withheld.  " (REDACTED)

"

6.           Section 2.5.  Section 2.5 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.5 of the Agreement:

"2.5                 Trademarks.

(a)                 Contramid®. Beginning on January 1, 2011, PURDUE will no longer be entitled to use the LEL trademark Contramid® or the LEL name in advertising and other marketing or promotional activities relating to the Licensed Product in the Territory, including any product literature or advertising materials bearing any of same, except for a statement, whether on labeling or otherwise, to the effect that PURDUE licenses the Licensed Product from LEL.  PURDUE will, however, be allowed a commercially reasonable transition period, including sufficient time to sell existing stocks of Licensed Product containing references to any LEL trademarks.  For the avoidance of doubt, the Licensed Product Trademark(s) are and will continue to be owned exclusively by PURDUE.

(b)                 Grant.  PURDUE hereby grants to LEL a limited non-exclusive license to use the Licensed Product Trademark(s) solely in connection with (i) packaging the Licensed Product until such time as PURDUE assumes responsibility for manufacturing, packaging, testing and supply of the Licensed Product for the Territory pursuant to Section 7.1 of this Agreement and (ii) use in LEL’s or any of its Affiliates’ SEC reporting or required investor disclosures, until the expiration of the Term."

7.           Section 2.6.  Section 2.6 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.6 of the Agreement:

"2.6                 Restrictions.

(a)           PURDUE will not knowingly, directly or indirectly, Distribute the Licensed Product for delivery to any location outside the Territory for sale outside the Territory.

(b)           PURDUE will not solicit orders for the Licensed Product, maintain any branch for marketing the Licensed Product, or keep any stock of the Licensed Product outside the Territory, except for any Licensed Product warehoused at a manufacturing facility located outside the Territory."

8.           Section 5.  Section 5 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 5 of the Agreement:

"[RESERVED]"

9.           Section 6.  Section 6 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 6 of the Agreement:

"[RESERVED]"

10.           Section 7.1.  Section 7.1 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 7.1 of the Agreement:

"7.1                 Manufacturing.  The Parties acknowledge that LEL currently has manufacturing arrangements with third party manufacturers for the manufacturing and supply of the Licensed Product, and will maintain such arrangements in effect until PURDUE, upon twelve (12) months " (REDACTED) prior written notice to LEL, assumes responsibility for manufacturing, packaging, testing, and supply of the Licensed Product (including all liability related thereto) for the Territory.  LEL will supply the Licensed Product to PURDUE pursuant to the Supply Agreement, providing inter alia for forecasting, ordering and shipping matters.  PURDUE will be responsible for overseeing quality assurance pursuant to the Quality Agreement, which the Parties agree may need to be amended to give effect to the foregoing.  LEL will supply the Licensed Product to PURDUE and will issue invoices to PURDUE according to the Supply Agreement."

11.           Section 7.3.  Section 7.3 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 7.3 of the Agreement:

"7.3           Contramid® .  Should PURDUE assume responsibility for the manufacturing of the Licensed Product under Section 7.1 of the Agreement, LEL will supply PURDUE, " (REDACTED)      , with Contramid® ready for use in the  manufacture of the Licensed Product in quantities necessary to enable PURDUE or PURDUE’s designated manufacturer to manufacture the Licensed Product, pursuant to purchase orders placed by PURDUE (or PURDUE’s designated manufacturer) with LEL.  Such purchase orders shall not be for less than the minimum quantities    " (REDACTED) and shall be placed at least 6 weeks prior to the expected delivery date.  PURDUE will provide to LEL Contramid® purchase forecasts in accordance with Section 3.3 of the Supply Agreement.  As of December 31, 2010, the price of Contramid® "  (REDACTED)   , and will be subject to the same annual price changes as provided for in Section 5.2 of the Supply Agreement."

12.           Section 9.4(f).  Section 9.4(f) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 9.4(f) of the Agreement:

"(f)           [RESERVED];"

13.           Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6.  Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 of the Agreement are hereby deleted in their entirety and replaced by the following new Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 of the Agreement:

"10.1                 Initial Special Royalty Payment.  The Parties wish to prospectively redefine the royalty payments under the terms of the Agreement and PURDUE will pay to LEL US$4,769,638.68 (the "Initial Special Royalty Payment"), as the discounted value of all royalties and other payments due to LEL under the Agreement generated by the marketing and sale of the Licensed Product in the Territory as of October 1, 2010, which royalty will be payable or creditable by PURDUE to LEL on December 31, 2010.

10.2                 Additional Special Royalty Payments.  As further and final consideration to LEL resulting from the marketing and sale of the Licensed Product in the Territory, PURDUE will make (i) a one-time payment to LEL of US$1 million if Net Sales of the Licensed Product and any Authorized Generic thereof in any given calendar year, starting as of January 1, 2011 until December 31, 2020 exceed US$20 million (the "First Additional Royalty"), plus (ii) a one-time payment to LEL of US$2 million if Net Sales of the Licensed Product and any Authorized Generic thereof in any given calendar year, starting as of January 1, 2011 until December 31, 2020 exceed US$40 million (the "Second Additional Royalty").  The First Additional Royalty and the Second Additional Royalty, as applicable, will be payable within thirty (30) days following the end of the applicable calendar quarter during the calendar year in which such amount became due and payable in accordance with the foregoing.  For the avoidance of doubt, the First Additional Royalty and the Second Additional Royalty will each be paid only one time, and only if earned by LEL, but on a cumulative basis.  The following shall serve to illustrate the foregoing: If in any given calendar year, Net Sales of the Licensed Product and any Authorized Generic thereof are greater than US$40 million, then each of the First Additional Royalty and the Second Additional Royalty shall be payable to LEL with respect to such calendar year as both thresholds have been met.  If, however, in one calendar year Net Sales of the Licensed Product and any Authorized Generic thereof are greater than US$20 million but not greater than US$40 million, then only the First Additional Royalty shall be payable to LEL with respect to such calendar year, but if then, in a later calendar year during the aforesaid time period, the US$40 million threshold is met, then LEL shall be entitled to receive the Second Additional Royalty.

10.3                 Accrued Royalties Payment.  As final settlement of any past-due royalties owing to LEL from PURDUE under the Agreement on Net Sales occurring prior to October 1, 2010 (the "Accrued Royalties"), and in full satisfaction of any and all claims and/or riRDUE " (REDACTED) with respect to such Accrued Royalties under the Agreement, PURDUE will make a one-time payment (the "Accrued Royalties Payment") on December 31, 2010 to LEL of US$500,000.  For the avoidance of doubt, except as provided in Section 10 of this Agreement, on or after September 30, 2010, no royalty payments will be made by PURDUE.

10.4                 Litigation Expenses; Set-Off.  As at December 31, 2010, LEL will owe PURDUE US$9,342,638.68 for expenses (the "Litigation Expenses") incurred in relation to certain patent enforcement matters and interest thereon, in accordance with the terms of that certain Cost Sharing =(REDACTED) Letter entered into by and between LEL and PURDUE as of January 28, 2009 (the "Cost Sharing Letter").  As of December 31, 2010, the amount due by LEL as Litigation Expenses may, at PURDUE's option, be reduced by an amount equivalent to the sum of the Initial Special Royalty Payment, plus the Accrued Royalties Payment, in which case PURDUE would not be obligated to make a payment to LEL pursuant to Sections 10.1 or 10.3, and the remaining balance of US$4,073,000.00 (i.e., the Litigation Expenses, minus the Initial Special Royalty Payment as of December 31, 2010, minus the Accrued Royalties Payment) would be paid in cash by LEL to Purdue on December 31, 2010, in full and final settlement of any and all claims, demands, covenants, responsibilities, liabilities and obligations related to the enforcement or defense of intellectual property (i.e., the Licensed Product Patents, the LEL Intellectual Property or the Purdue Intellectual Property), including, without limitation, patent enforcement matters arising under the Cost Sharing Le" (REDACTED) tter, the OMI Letter Agreement, this Agreement, the Supply Agreement, and any other agreement related to the Licensed Product or an Authorized Generic thereof, it being understood and confirmed for greater certainty that LEL shall under no circumstances be liable to Purdue or any other person for any future litigation expenses and costs relating to the enforcement or defense of any intellectual property (i.e., the Licensed Product Patents, the LEL Intellectual Property or the Purdue Intellectual Property), including, without limitation, patent enforcement matters under the Cost Sharing Letter, " (REDACTED)  the OMI Letter Agreement, this Agreement, the Supply Agreement or any other agreement related to the Licensed Product or an Authorized Generic thereof.

10.5                 Other.  LEL will maintain a global safety database and provide global safety data required by PURDUE to fulfill its adverse event reporting obligations with the FDA.  Starting as of October 1, 2010, PURDUE will pay LEL, on a semi-annual basis but within thirty (30) calendar days of the date of receipt of the applicable correct invoice, a fee equivalent to   " (REDACTED)  per non-serious adverse event reported to LEL and " (REDACTED) per serious adverse event reported to LEL, in each case for so long as LEL acts as PURDUE's contract manufacturer of the Licensed Product pursuant to this Agreement and the Supply Agreement or supplies, distributes or sells any of the Licensed Product outside of the Territory."

10.6                 Commercialization; Records Retention; Reporting Obligations.

(a)                 PURDUE will commercialize the Licensed Product using a level of diligence and resources appropriate to the Licensed Product, taking into account the sales and profitability potential of the Licensed Product and any Authorized Generic thereof, as well as competitive market conditions and strategic changes in the marketplace.  PURDUE may, in its sole discretion, recalibrate and undertake necessary course corrections of strategy as are appropriate to maximize its profit potential of the Licensed Product and any Authorized Generic thereof.

(b)                 PURDUE will keep complete and accurate records pertaining to the sales achieved, as well as the cost of goods and other expenses, for the Licensed Product and any Authorized Generic thereof for a period of at least two Contract Years, or as required by law, after the year in which such activities occurred or sales were made, and in sufficient detail to permit LEL to confirm the accuracy of the additional special royalty payments that may be made hereunder and to confirm the accuracy of the expenses incurred hereunder.

(c)                 Beginning with the first calendar quarter of 2011, PURDUE will prepare and deliver to LEL within 45 calendar days following the end of each calendar quarter, a quarterly report containing (x) a record of all sales of Licensed Product and any Authorized Generic thereof in the Territory made during such calendar quarter, and (y) PURDUE's calculation of Net Sales of the Licensed Product and any Authorized Generic thereof in respect of such calendar quarter; provided, PURDUE's reporting obligation under this Section 10.6(c) and any audit rights of LEL with respect thereto (set forth in Section 10.7) shall terminate upon the earlier to occur of (i) the end of the Term and (ii) the payment to LEL of the Second Additional Royalty."

14.           Section 12.1.  Section 12.1 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 12.1 of the Agreement:

"12.1                 LEL Patents.    LEL will have full responsibility (but only to the extent PURDUE deems it commercially reasonable to continue to maintain and prosecute such patents) for, and will control the preparation, prosecution and maintenance of, all LEL Patents covering the Licensed Product in the Territory and PURDUE shall reimburse LEL for its reasonable pre-approved out of pocket costs associated therewith (but only until and to the extent PURDUE has not notified LEL that it does not deem it commercially reasonable to continue to maintain and prosecute such patents); provided, however, LEL will be solely responsible for (including costs) LEL Patent covering Contramid®, and will control the preparation and prosecution of all LEL patent applications and the maintenance of all LEL Patents covering products other than the Licensed Product."

15.           Sections 13.2, 13.3 and 13.4.  Sections 13.2, 13.3 and 13.4 of the Agreement are hereby deleted in their entirety and replaced by the following new Sections 13.2, 13.3 and 13.4 of the Agreement:

"13.2                 Procedure.  PURDUE will have the right, in its sole discretion, to use commercially and legally reasonable efforts to enforce and defend the Licensed Product Patents in the Territory against any person that may have previously infringed, or that currently or at any time during the term of this Agreement may be infringing the Licensed Product Patents in such manner as may materially reduce the commercial potential of the Licensed Product, including initiating an appropriate Proceeding or threatening to initiate an appropriate Proceeding to prevent or eliminate the infringement of such Licensed Product Patents with regard to any Infringing Product, or the unfair competition, inappropriate or unauthorized use, disparagement or other tortious act by any third party in relation to the Licensed Product in the Territory.  The costs and expenses of any such action (including reasonable fees of attorneys and other professionals) will be borne solely by PURDUE.  Each Party will execute all necessary and proper documents, take such actions as will be appropriate to allow PURDUE to institute and prosecute such Infringement actions and will otherwise cooperate in the institution and prosecution of such actions (including consenting to being named as a nominal party thereto).  LEL further agrees to cooperate with PURDUE, if and to the extent reasonably requested by PURDUE, including joining as a party to such Proceeding, if necessary to maintain standing; provided, however, PURDUE shall reimburse LEL in each case for all its reasonable, pre-approved out of pocket costs associated with this Section 13.2.

13.3                 Settlement.  PURDUE will have the right to enter into any settlement, agreement, consent judgment or other voluntary final disposition of a Proceeding or threatened Proceeding under Section 13.2, in whole or in part, without the prior written consent of LEL.

13.4                 Awards.  All amounts awarded as damages, profits or otherwise in connection with any action specified in this Section 13 taken by PURDUE will be the sole property of PURDUE."

16.           Section 14.  Section 14 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 14 of the Agreement:

"14.                 AUTHORIZED GENERIC PRODUCT.  After December 31, 2010, PURDUE will have the right to enter into an agreement or sublicense with one or more third parties or Affiliates to Distribute an Authorized Generic in the Territory."

17.           Section 15.4(a).  Section 15.4(a) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 15.4(a) of the Agreement:

"(a)                 From and after the Effective Date, LEL will defend, indemnify and hold the PURDUE Indemnitees harmless from and against any and all Damages (only until December 31, 2010 for Damages in respect of the enforcement or defense of intellectual property), which the PURDUE Indemnitees may incur, or suffer, or with which any of them may be faced arising out of the LEL Intellectual Property, or the development, design, and regulatory submission for the Licensed Product; provided, however, that, in each such case, LEL will not be liable hereunder to the extent such Damages arise from willful misconduct or negligence of, or a violation of any Applicable Law, or from the breach of the provisions of this Agreement by PURDUE, its Affiliates, agents, employees or contractors.  Notwithstanding the foregoing or any other provision to the contrary, in no event will (x) LEL have any liability to PURDUE Indemnitees or any other person for Damages arising on or after January 1, 2011 in respect of the enforcement or defense of intellectual property (i.e., the Licensed Product Patents, the LEL Intellectual Property or the Purdue Intellectual Property), including, without limitation, patent enforcement matters under the Cost Shing" (REDACTED)  Letter, the OMI Letter Agreement, this Agreement, the Supply Agreement, and any other agreement related to the Licensed Product or an Authorized Generic thereof, or (y) LEL's liability to PURDUE Indemnitees for Damages resulting from product liability claims in respect of the Licensed Product and/or the Authorized Generic arising on or after January 1, 2011 exceed, in the aggregate, US$5 million; provided, however, such $5 million cap will not apply to such Damages arising (i) prior to January 1, 2011, or (ii) from or caused by LEL's gross negligence, or intentional or willful misconduct, whether arising prior to, on or after January 1, 2011."

18.           Section 15.4(b).  Section 15.4(b) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 15.4(b) of the Agreement:

"(b)                 From and after the Effective Date, PURDUE will defend, indemnify and hold the LEL Indemnitees harmless from and against any and all Damages which the LEL Indemnitees may incur, or suffer, or with which any of them may be faced arising out of the PURDUE Intellectual Property, PURDUE’s manufacturing and  packaging of the Licensed Product (after PURDUE assumes responsibility pursuant to Section 7.1) or an Authorized Generic, or Distribution of the Licensed Product or an Authorized Generic by PURDUE, its Affiliates or Subcontractors; provided, however, that, in each such case, PURDUE will not be liable hereunder to the extent such Damages arise from the willful misconduct or negligence of, or a violation of any Applicable Law by, or from the breach of the provisions of this Agreement by LEL, its Affiliates, agents, employees or contractors."

19.           Section 19.1.  Section 19.1 of the Agreement is hereby deleted in its entirety and replaced by the following new Section 19.1 of the Agreement:

"19.1                 Term.

Unless earlier terminated pursuant to the provisions of this Agreement, this Agreement will have a term extending from the Closing Date until December 31, 2020 (the "Term")."

20.           Section 19.6(c).  Section 19.6(c) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 19.6(c) of the Agreement:

"(c)                 Upon termination of this Agreement pursuant to Section 19.2 due to LEL’s material breach, LEL will promptly take such actions as PURDUE may reasonably request, in order to transfer to PURDUE, or its designee, free of charge, in respect of the Territory only: all of LEL’s right, title and interest in and to, the Licensed Product, the Licensed Product Trademarks, any Regulatory Approvals relating to the Licensed  Product, all licenses and like permissions and certifications then in LEL’s possession or control required for the development, manufacture, packaging or Distribution of the Licensed Product, and all information relating to any Regulatory Approvals not previously supplied to PURDUE, including without limitation all Regulatory and Clinical Materials.  In the event of such an assignment, LEL will, at PURDUE ‘s request and expense, deliver, execute and/or deliver or cause to be delivered, all such assignments, consents, documents or further instruments of transfer or license, and take or cause to be taken all such actions as may be reasonably necessary to effectuate such transfer.  For greater clarity, the license herein granted by PURDUE to LEL in respect of PURDUE Intellectual Property will be terminated.  LEL will reconvey and release to PURDUE all rights and privileges granted to it under this Agreement.  PURDUE will thereafter be responsible for all regulatory requirements necessary in the Territory for the Licensed Product NDA, and will be free to manufacture, have manufactured, use and Distribute or have Distributed the Licensed Product in the Territory as it may see fit, and LEL and its Affiliates will not take any actions or make any omissions to prevent PURDUE therefrom."

21.           Section 20.2(b).  Section 20.2(b) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 20.2(b) of the Agreement:

"(b)                 Either Party may initiate such informal dispute resolution by sending written notice of the dispute to the other Party."

22.           Section 20.2(c).  Section 20.2(c) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 20.2(c) of the Agreement:

"(c)                 If the notice referred to in Section 20.2(b) is so received, the Parties agree that the Chief Executive Officers of the Parties will meet for attempted resolution by good faith negotiations."

C.	Miscellaneous.

1.           Except as expressly provided in this Second Amendment, the Agreement and all provisions thereof in effect as of the date hereof will continue in full force and effect without any modification or amendment.

2.           On and after the date hereof, each reference in the Agreement to “this Agreement”, “hereof”, “herein”, “herewith”, “hereunder” and words of similar import will, unless otherwise stated, be construed to refer to the Agreement as amended hereby.  No reference to this Second Amendment need be made in any instrument or document at any time referring to the Agreement, a reference to the Agreement in any such instrument or document to be deemed to be a reference to the Agreement as amended hereby.

3.           This Second Amendment may be executed in counterparts, each of which when so executed and delivered will constitute an original and all of which together will constitute one and the same instrument.

4.           In the event of any conflict between this Second Amendment and the Agreement, the terms of this Second Amendment will control.

5.           The terms of this Second Amendment will not be publicly announced or disclosed by either Party without the express prior written consent of the other Party, which consent will not be unreasonably withheld.  This provision will not preclude a Party from making disclosures required by Applicable Laws (including disclosure requirements under federal or state securities laws, TSX or NASDAQ Stock Market requirements, or otherwise), in which event the disclosing Party will give the other Party reasonable advance notice of at least two business days to review and comment on such disclosure.  The disclosing Party will use commercially reasonable efforts to obtain confidential treatment of any such information that is required to be disclosed by Applicable Laws.

6.           This Second Amendment, including the interpretation, performance, enforcement, breach or termination thereof and any remedies relating thereto, will be governed by and interpreted in accordance with the internal laws of the State of New York, excluding any conflicts of laws provisions or rules thereof.

7.           Effective upon (i) the payment by Purdue of the Accrued Royalties Payment described in Section 10.3 of the Agreement, or (ii) if Purdue elects to set-off the Initial Special Royalty Payment and the Accrued Royalties Payment against the Litigation Expenses pursuant to Section 10.4 of the Agreement, the payment by LEL of the remaining balance described in Section 10.4 of the Agreement, as applicable, LEL and its Affiliates (collectively, the "LEL Releasors") will release, acquit and forever discharge Purdue and its Affiliates, and each of their respective present and former officers, directors, attorneys, agents, representatives, trustees, Affiliates, subsidiaries, partners, shareholders, owners and employees and each of their respective heirs, executors, administrators, successors and assigns (herein separately and collectively, the "Purdue Releasees"), of and from any and all manner of action or actions, cause or causes of action, demands, rights, damages, debts, dues, sums of money, accounts, reckonings, costs, expenses, responsibilities, covenants, contracts, controversies, agreements and claims whatsoever, whether known or unknown, of every name and nature, both in law and in equity, which any LEL Releasor or any LEL Releasors’ successors and assigns ever had, now have, or which they or their successors or assigns hereafter may have or shall have against any Purdue Releasee in respect of the Accrued Royalties.  For the avoidance of doubt, the foregoing release only applies to the Accrued Royalties and not to any rights of LEL under any other provisions of the Agreement or any other agreement between LEL or any of its Affiliates, on the one hand, and Purdue or any of its Affiliates, on the other hand.

8.           Effective upon (i) the payment by LEL of the Litigation Expenses described in Section 10.4 of the Agreement, or (ii) if Purdue elects to set-off the Initial Special Royalty Payment and the Accrued Royalties Payment against the Litigation Expenses pursuant to Section 10.4 of the Agreement, the payment by LEL of the remaining balance described in Section 10.4 of the Agreement, as applicable, Purdue and its Affiliates (collectively, the "Purdue Releasors") will release, acquit and forever discharge LEL and its Affiliates, and each of their respective present and former officers, directors, attorneys, agents, representatives, trustees, Affiliates, subsidiaries, partners, shareholders, owners and employees and each of their respective heirs, executors, administrators, successors and assigns (herein separately and collectively, the "LEL Releasees"), of and from any and all manner of action or actions, cause or causes of action, demands, rights, damages, debts, dues, sums of money, accounts, reckonings, costs, expenses, responsibilities, covenants, contracts, controversies, agreements and claims whatsoever, whether known or unknown, of every name and nature, both in law and in equity, which any Purdue Releasor or any Purdue Releasors’ successors and assigns ever had, now have, or which they or their successors or assigns hereafter may have or shall have against any LEL Releasee in respect of the enforcement or defense of intellectual property (i.e., the Licensed Product Patents, the LEL Intellectual Property or the Purdue Intellectual Property), including, without limitation, patent enforcement matters arising under the Cost Sharing Lett" (REDACTED) er, the OMI Letter Agreement, the Agreement, the Supply Agreement, and any other agreement related to the Licensed Product or an Authorized Generic thereof.  For the avoidance of doubt, the foregoing release only applies to the enforcement or defense of intellectual property (i.e., the Licensed Product Patents, the LEL Intellectual Property or the Purdue Intellectual Property), including, without limitation, patent enforcement matters arising under the Cost Sharing Let" (REDACTED) ter, the OMI Letter Agreement, the Agreement (including, but not limited to, those set forth in Section 13 of the Agreement), the Supply Agreement, and any other agreement related to the Licensed Product or an Authorized Generic thereof, and not to any rights of Purdue under any other provisions of the Agreement or any other agreement between LEL or any of its Affiliates, on the one hand, and Purdue or any of its Affiliates, on the other hand.

9.           Each of LEL and Purdue will be responsible for its own expenses incurred in connection with its evaluation and pursuit of the transactions contemplated by this Second Amendment.

IN WITNESS WHEREOF, the Parties have executed this Second Amendment by their duly authorized representatives effective as of the date first written above.

LABOPHARM EUROPE LIMITED		PURDUE PHARMA PRODUCTS L.P.

By: Purdue Pharma Inc., its general partner

By:	/s/ Anthony Playle	By:	/s/ Edward B. Mahony

Title:	Managing Director	Title:	EVP CFO

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